1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga
Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

SUMMARY
REFERENCE
SIGNATURE
EXHIBIT 99.1 — Press Release on October 18, 2005
EX-99.1 PRESS RELEASE ON OCTOBER 18, 2005

SUMMARY
     SK Telecom Co. Ltd. (the “Company”) decided to provide the Caller ID service to its customers free of charge starting January 1, 2006, which was approved by the board of directors on October 18, 2005. By providing such Caller ID service free of charge, the Company will be able to lower the financial burden on its customers, which is expected to result in the increased usage of such service among its customers, increasing further competitiveness for telecommunication fees. The Company plans to reformat computerized billing system by December 2005 to ensure proper billing to its customers reflecting no such charge for the Caller ID service.
     The Caller ID service was first introduced and provided to the customers in May 2001, for 2,000 Won per month, and the service fee was reduced to 1,000 Won per month in October 2003. The number of Caller ID subscribers reached 18 million, which is 94% of all of the Company’s customers, by the end of September 2005, which shows that the Caller ID service is one of the most commonly used value added services.
     The Company expects the consumer spending on telecommunications to decrease by 200 billion Won per year with the implementation of such service.
REFERENCE
     The report filed with the FSC with regard to SK Telecom’s decision to provide the Caller ID service free of charge can be accessed on the FSC’s website at http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20051018800136&maximize=on.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

     Date: October 21, 2005

4